Loeb & Loeb LLP

901 New York Avenue, N.W.	Main 202.618.5000
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345 Park Avenue	Main 212.407.4000
New York, NY 10154	Fax 212.407.4990

October 8, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Patrick Kuhn Theresa Brillant Eddie Kim Mara Ransom

Re:	RIKU DINING GROUP Ltd

Registration Statement on Form F-1

Filed September 12, 2025

File No. 333-290212

Dear Messrs. Brillant, Kim, and Ransom:

On behalf of our client, RIKU DINING GROUP Ltd (the “Company” or “we”), we hereby provide a response to the comments issued in a letter dated September 22, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1. Contemporaneously, we are filing the Amendment No. 1 to the Registration Statement on Form F-1 via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amendment No. 1.

United States Securities and Exchange Commission October 8, 2025 Page 2

Registration Statement on Form F-1 filed September 12, 2025

Prospectus Summary, page 1

1.	Your disclosure under “Corporate History and Structure” indicates that the Corporate Reorganization occurred on September 10, 2025. However, your disclosure in the Prospectus Summary, the Prospectus Cover Page and Resale Prospectus continues to read as if the reorganization has yet to take place. Revise for consistency and, in doing so, update your share capitalization information and percentage of shares outstanding throughout your prospectus.

Response: In response to the Staff’s comment, we respectfully advise the Staff that on September 10, 2025, Riku amended its Memorandum and Articles of Incorporation in connection with the Corporate Reorganization, and that the initial steps of the Corporate Reorganization have been completed, but that the entire Corporate Reorganization is not yet completed as of the date of the Amendment No. 1. As disclosed in the Amendment No. 1, we intend to complete the Corporate Reorganization prior to the offering, and have left the date of completion of the Corporate Organization blank in Amendment No. 1. We intend to update the Registration Statement to reflect the date of completion of the Corporate Reorganization once complete. We have amended the disclosures throughout the Amendment No. 1 on pages 63, 68, F-8 and F-36. accordingly.

Compensation of Directors and Executive Officers, page 141

2.	Tell us why you have revised to remove the disclosure regarding your executive officer’s total compensation for the most recent fiscal year. Refer to Item 6.B. of Form 20-F.

Response: In response to the Staff’s comment, the Company has reinstated the disclosure regarding its executive officers’ total compensation for the most recent fiscal year on page 141.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 15 - Segment Reporting, page F-64

3.	We note per page F-47 that you adopted ASU No. 2023-07 during the interim period ended March 31, 2025. Please tell us your consideration of disclosing significant segment expenses and other segment items for each reported measure of segment profit or loss. Refer to ASC 280-10-50-26A through 50-26C.

Response: We respectfully advise the Staff that we determined that our disclosure of significant segment expenses is compliant with ASC 280-10-50-20 by first reviewing ASU 2023-07 and the guidance contained in ASC Topic 280. Important to our analysis of how we disclose the segment expense information required by ASC 280-10-50-20 is how management organizes and operates our business.

Our restaurant business operations in Canada and Hong Kong have similar economic characteristics with respect to restaurant inventories, vendors, marketing and promotions, customers and methods of distribution. Our chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The CODM regularly reviews the trends in operating metrics, revisits, assesses, and adjusts significant strategic and operational matters, and makes resource adjustments as needed. On a monthly basis, the CODM is provided with separate report of cost of revenues, selling, general and administrative expenses, interest expense and income tax expense for each operating subsidiary which encompasses the consolidated expense information on cost of revenues, selling, general and administrative expenses, interest expense and income tax expenses, from which segment cost of revenues and operating expense is easily computable. The CODM compares the monthly consolidated expense information to the separate expense report of each operating subsidiary (which provided detailed expense information at a more disaggregated level), and also compares to those budgeted or forecasted amounts and prior comparative periods. Based on such assessment, the CODM makes decisions about allocating resources and assessing performance of the Company’s four reporting segment (i.e, self-operated restaurant, franchise fee income, management fee income and sales of ingredients). The segment expenses information regularly provided to the CODM is produced in the same manner and with the same accounting policies as our consolidated financial statements.

United States Securities and Exchange Commission October 8, 2025 Page 3

In future filings with the Commission, the Company will expand its segment disclosure to include details of segment expenses and other segment items and the information the CODM regularly reviews as described above to manage operating decisions, allocate resources and assess performance of the business.

General

4.	We note your disclosure, reflecting that you are registering for resale of 1,643,334 Class A Ordinary Shares by the Selling Shareholders. Please explain to us why you are registering the resale offering at this time. Also, revise your risk factor entitled “Substantial future sales or perceived sales of our Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline” to acknowledge that you are registering shares for immediate resale, which will have a negative impact upon your market price.

Response: We respectfully advise the Staff that the registration for resale of the resale shares by the Selling Shareholders is being made by the Company on behalf of the Selling Shareholders at the request of such Selling Shareholders. The Company has no objection to the request for the registration for resale of such shares, given the intention as disclosed by the Selling Shareholders to the Company, to sell such resale shares in the public market, and as such has made the commercial decision to include the registration of such resale shares. Further, the resale shares are being registered at this time because both of the Selling Shareholders hold less than 5% of the Ordinary Shares. The underwriter of the IPO is not requiring lock-up arrangements for shareholders who hold less than 5% of the Ordinary Shares, and no previous lock-up arrangements are in place between us and the Selling Shareholders. Therefore, we have made the decision to register the resale shares at this time to provide greater flexibility for the Selling Shareholders to freely trade their shares upon the IPO and to help ensure our Ordinary Shares maintain appropriate liquidity in the market after the IPO. As detailed in the Resale Prospectus, the Selling Shareholders will sell the resale shares pursuant to the Resale Prospectus only after the closing of the Company’s IPO and the listing of the Company’s Class A Ordinary Shares on the Nasdaq Capital Market.

The Selling Shareholders are non-affiliates of the Company and they are each registering for resale all of the shares of the Company they hold, which, for each, represent, prior to the offering, only 4.6% of the Ordinary Shares outstanding and 3.4% of the voting power. The Company will not receive any proceeds from the sale of the resale shares by the Selling Shareholders nor have the Selling Shareholders entered into an agreement with the Company for the Company to receive any of the proceeds from the sale of any of the resale shares. To the Company’s knowledge, none of the Selling Shareholders, and the natural persons that exercise voting and/or dispositive power over the Ordinary Shares held by the Selling Shareholders that are entities, are or have ever been in the business of underwriting securities.

In response to the Staff’s comment, the Company has also revised the disclosures on page 43 of the Amendment No. 1 accordingly.

United States Securities and Exchange Commission October 8, 2025 Page 4

5.	We note that the Resale Prospectus cover page includes a placeholder for a range of fixed prices, and indicates that the Selling Shareholders will sell their shares at “the price at which [you] sell shares in [y]our initial public offering” and at market prices or privately negotiated prices after the Nasdaq listing. You also state, however, that “[n]o sales of the Class A Ordinary Shares covered by this Resale Prospectus shall occur until after the closing of [y]our initial public offering.” We also note your disclosure in the Public Offering Prospectus, stating that “[n]o sales of the Class A Ordinary Shares covered by the Resale Prospectus shall occur until the Ordinary Shares sold in [y]our IPO begin trading on the Nasdaq Capital Market.” If so, revise the Resale Prospectus cover page to remove the reference to a price range. Please also revise the Resale Prospectus cover page to state that the offering is contingent on approval of the Nasdaq listing, to the extent accurate. In this regard, we note the following disclosure on the Public Offering Prospectus cover page: “There is no assurance that our listing application will be approved by the Nasdaq Capital Market, and if our listing application is not approved by the Nasdaq Capital Market, this initial public offering will be terminated.”

Response: In response to the Staff’s comment, the Company has amended the disclosures on pages Alt-1 and Alt-23 of the Amendment No. 1 accordingly.

6.	Revise your resale prospectus to disclose the natural holders who control the entities that are selling securities in this offering. Because it appears that the Selling Shareholders will beneficially own greater than 5% of your ordinary shares prior to the offering, according to your disclosure on page 2, revise your Principal Shareholders table to disclose such holders. Refer to Item 7.A. of Form 20-F.

Response: In response to the Staff’s comment, we respectfully advise the Staff that neither Selling Shareholder will beneficially own greater than 5% of our ordinary shares prior to the offering, and as such, we have not revised our Principal Shareholders table to disclose such holders. The Company has, however, has amended the disclosures on pages 145 and Alt-24 of the Amendment No. 1 accordingly, to disclose the natural holders who control the entities that are selling securities in this offering.

Please call me at 212-407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Janeane Ferrari, Esq.
Janeane Ferrari, Esq.
Partner

cc: Luk Siu Fung Mark, Vice Chairman and Executive Director of Riku Dining Group Limited